UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Sera Prognostics, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

81749D107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on the following pages)

CUSIP No. 81749D107	13G

1	NAMES OF REPORTING PERSONS Anthem, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,201,271(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,201,271(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,201,271(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Consists of (i) 2,201,974 shares of Class A common stock held by ATH Holding Company, LLC (“ATH Holding”), a wholly-owned subsidiary of Anthem, Inc. (“Anthem”), and (ii) 999,297 shares of Class A common stock issuable upon the exercise of currently exercisable warrants held by ATH Holding (the “Warrant Shares”).

(2)

Based upon 29,293,831 and 1,405,259 shares of the Issuer’s Class A common stock and Class B common stock, respectively, outstanding as of November 5, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021, plus the Warrant Shares.

CUSIP No. 81749D107	13G

1	NAMES OF REPORTING PERSONS ATH Holding Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,201,271(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,201,271(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,201,271(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Consists of (i) 2,201,974 shares of Class A common stock held by ATH Holding, and (ii) the 999,297 Warrant Shares issuable upon the exercise of currently exercisable warrants held by ATH Holding.
(2)

Based upon 29,293,831 and 1,405,259 shares of the Issuer’s Class A common stock and Class B common stock, respectively, outstanding as of November 5, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021, plus the Warrant Shares.

Item 1.

(a)	Name of Issuer

Sera Prognostics, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

2749 East Parleys Way, Suite 200 Salt Lake City, Utah 84109

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed by Anthem, Inc., an Indiana corporation (“Anthem”), and ATH Holding Company, LLC, an Indiana limited liability company (“ATH Holding,” and together with Anthem, the “Reporting Persons”). ATH Holding is a wholly-owned subsidiary of Anthem. The securities reported herein as being held by Anthem and ATH Holding are all directly beneficially owned by ATH Holding. Anthem may be deemed to indirectly beneficially own the securities that are directly beneficially owned by ATH Holding. The Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit 99.1.

(b)	Address of Principal Business Office or, if none, Residence

(i)	Anthem: 220 Virginia Avenue, Indianapolis, IN 46204

(ii)	ATH Holding: c/o Anthem, Inc., 220 Virginia Avenue, Indianapolis, IN 46204

(c)	Citizenship

(i)	Anthem: Indiana

(ii)	ATH Holding: Indiana

(d)	Title of Class of Securities

Class A common stock, par value $0.0001 per share

(e)	CUSIP Number

81749D107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the

Investment Company Act of 1940.

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

(a)	Amount Beneficially Owned

(i) Anthem:	3,201,271 shares*

(ii) ATH Holding:	3,201,271 shares*

*

Consists of (i) 2,201,974 shares of Class A common stock held by ATH Holding and (ii) 999,297 shares of Class A common stock issuable upon the exercise of currently exercisable warrants held by ATH Holding (the “Warrant Shares”). ATH Holding is a wholly-owned subsidiary of Anthem.

(b)	Percent of Class

(i) Anthem:	10.1%

(ii) ATH Holding:	10.1%

The percentage of shares beneficially owned is based on 29,293,831 and 1,405,259 shares of the Issuer’s Class A common stock and Class B common stock, respectively, outstanding as of November 5, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021, plus the Warrant Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

(A) Anthem:	0

(B) ATH Holding:	0

(ii)	Shared power to vote or to direct the vote

(A) Anthem:	3,201,271

(B) ATH Holding:	3,201,271

(iii)	Sole power to dispose or to direct the disposition of

(A) Anthem:	0

(B) ATH Holding:	0

(iv)	Shared power to dispose or to direct the disposition of

(A) Anthem:	3,201,271

(B) ATH Holding:	3,201,271

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2022

ANTHEM, INC.

By:	/s/ Katheen S. Kiefer
Name:	Kathleen S. Kiefer
Title:	Vice President, Legal and Corporate Secretary

ATH HOLDING COMPANY, LLC

By:	/s/ Katheen S. Kiefer
Name:	Kathleen S. Kiefer
Title:	Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit

99.1	Joint Filing Agreement dated February 22, 2022 by and between Anthem, Inc. and ATH Holding Company, LLC